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                               February 28, 2022

       Ole Jensen
       Vice President - Finance and Chief Financial Officer
       BMW FS Securities LLC
       300 Chestnut Ridge Road
       Woodcliff Lake, New Jersey 07677

                                                        Re: BMW FS Securities
LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed February 2,
2022
                                                            File No. 333-262471

       Dear Mr. Jensen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       Form of Prospectus
       Risk Factors, page 28

   1. To the extent that you believe investors in these asset-backed securities may be impacted by climate-related
events, including, but not limited to, existing or pending legislation or regulation that relates
to climate change, please consider revising your disclosure to describe these risks.
See the Commission   s Guidance Regarding Disclosure Related to
                                                        Climate Change,
Interpretive Release No. 33-9106 (Feb. 8, 2010).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ole Jensen
BMW FS Securities LLC
February 28, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-
3313 with any questions.



FirstName LastNameOle Jensen                               Sincerely,
Comapany NameBMW FS Securities LLC
                                                           Division of
Corporation Finance
February 28, 2022 Page 2                                   Office of Structured
Finance
FirstName LastName